UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

ANNUAL CORPORATE EVENTS CALENDAR – 2017
Company Name	CPFL ENERGIA S.A.
Headquarters address	Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5 - Parque São Quirino - Campinas – SP
Website	www.cpfl.com.br/ir
Investor Relations Officer	Name: Gustavo Estrella E-mail: gustavoestrella@cpfl.com.br Telephone(s): 55-19-3756-8704 Fax: 55-19-3756-6089
Responsible for the Investor Relations Area	Name: Sergio Luis Felice E-mail: slfelice@cpfl.com.br Telephone(s): 55-19-3756-8018 Fax: 55-19-3756-6089
Newspapers in which corporate facts are published	Diário Oficial do Estado de São Paulo – DOESP Valor Econômico

Annual Financial Statements and Consolidated Financial Statements for the fiscal year ended December 31, 2016
EVENT	DATE
Disclosure via IPE	03/23/2017

Standardized Financial Statements for the fiscal year ended December 31, 2016
EVENT	DATE
Disclosure via ENET	03/23/2017

Annual Financial Statements translated into English for the fiscal year ended December 31, 2016
EVENT	DATE
Disclosure via IPE	03/23/2017

Reference Form for the current fiscal year

EVENT	DATE
Disclosure via ENET	05/25/2017

Quarterly Information

EVENT – Disclosure via ENET	DATE
For the 1st quarter of 2017	05/11/2017
For the 2nd quarter of 2017	08/10/2017
For the 3rd quarter of 2017	11/13/2017

Quarterly Information translated into English

EVENT – Disclosure via IPE	DATE
For the 1st quarter of 2017	05/11/2017
For the 2nd quarter of 2017	08/10/2017
For the 3rd quarter of 2017	11/13/2017

Extraordinary General Meeting

EVENT	DATE
Delivery of the management proposal via IPE	01/17/2017
Delivery of the Call Notice via IPE	01/17/2017
Extraordinary General Meeting	02/16/2017
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	02/16/2017

Extraordinary General Meeting

EVENT	DATE
Delivery of the management proposal via IPE	02/24/2017
Delivery of the Call Notice via IPE	02/24/2017
Extraordinary General Meeting	03/27/2017
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	03/27/2017

Extraordinary and Ordinary General Meeting

EVENT	DATE
Delivery of the management proposal via IPE	03/28/2017
Delivery of the Call Notice via IPE	03/28/2017
Extraordinary and Ordinary General Meeting	04/28/2017
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	04/28/2017

Extraordinary General Meeting

EVENT	DATE
Delivery of the management proposal via IPE	08/23/2017
Delivery of the Call Notice via IPE	08/23/2017
Extraordinary General Meeting	09/29/2017
Delivery of the summary of the main resolutions or the minutes of the Meeting via IPE	09/29/2017

Public Meeting with Analysts

EVENT	DATE

Public Meetings with Analysts opened to other interested parties:

- X Investors Meeting

     Local: Faria Lima Tower

     Address: Av. Brig. Faria Lima, 3.064 – Itaim - São Paulo/SP

     Room: Auditorium – 1st Floor – Brazilian Time: From 14h to 16h30

12/06/2017

Conference Calls

EVENT	DATE

National and international conference calls

- Analysis of the results of 2016

- Analysis of the results of the 1st quarter of 2017

- Analysis of the results of the 2nd quarter of 2017

- Analysis of the results of the 3rd quarter of 2017

03/24/2017 05/12/2017 08/11/2017 11/23/2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 16, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.